PROSPECTUS SUPPLEMENT NO. 6	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated September 12, 2022)	Registration No. 333-262242
Ermenegildo Zegna N.V.
Up to 231,391,056 Ordinary Shares
Up to 20,116,666 Ordinary Shares Issuable Upon Exercise of Warrants
Up to 6,700,000 Warrants

This prospectus supplement supplements the prospectus dated September 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262242). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained herein.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 20,116,666 of our ordinary shares, nominal value €0.02 per share (“Ordinary Shares”), which include up to (i) 6,700,000 Ordinary Shares issuable upon the exercise of 6,700,000 private placement warrants (the “Private Placement Warrants”) originally issued by us in a private placement transaction in connection with the Business Combination (as defined below) at an exercise price of $11.50 per Ordinary Share, and (ii) 13,416,666 Ordinary Shares issuable upon the exercise of 13,416,666 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued to public shareholders of Investindustrial Acquisition Corp. (“IIAC”) in its initial public offering, and converted into warrants to purchase Ordinary Shares at the closing of the Business Combination at an exercise price of $11.50 per Ordinary Share. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders or their permitted transferees of (a) up to 231,391,056 Ordinary Shares (including (i) up to 36,735,551 Ordinary Shares issued to certain selling securityholders concurrently with the closing of the business combination (the “Business Combination”) between us and IIAC, (ii) up to 6,700,000 Ordinary Shares issuable upon exercise of our Private Placement Warrants, and (iii) up to 187,955,505 Ordinary Shares currently held by certain selling shareholders) and (b) up to 6,700,000 of our Private Placement Warrants. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

The Ordinary Shares are listed on the New York Stock Exchange (“NYSE”) under the symbols “ZGN”. On February 27, 2023, the closing sale price as reported on NYSE of the Ordinary Shares was $13.02 per share. Our Public Warrants were listed on the NYSE under the symbol “ZGN WS” until February 27, 2023. The last trading day of the Public Warrants on the NYSE was February 22, 2023.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2023.

On February 28, 2023, Ermenegildo Zegna N.V. (“Zegna Group” or the “Company”) announced the completion of the redemption of its outstanding warrants (the “Warrants”) to purchase ordinary shares of the Company (the “Ordinary Shares”) that remained outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”).

On January 26, 2023, the Company announced that it would redeem all of its Warrants that remained outstanding on the Redemption Date for a redemption price of $0.10 per Warrant. Prior to 5:00 p.m. New York City Time on the Redemption Date, Warrant holders could elect to: (1) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share, or (2) exercise their Warrants on a “cashless basis” (a “Make Whole Exercise”) for a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement or the New Warrant Agreement (as applicable). On February 10, 2023, the Company announced that holders who exercised their Warrants pursuant to a Make-Whole Exercise would receive 0.277 Ordinary Shares per Warrant.

408,667 Warrants were exercised at an exercise price of $11.50 per Ordinary Share and 19,322,846 Warrants were exercised on a cashless basis, resulting in the exercise of approximately 98% of the outstanding Warrants (of which approximately 2% for cash and 96% on a cashless basis) and in the issuance of an aggregate of 5,761,067 Ordinary Shares. The remaining 385,123 Warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash.

Accordingly, the Company will have 248,563,813 Ordinary Shares and no Warrants outstanding as a result of the redemption of the Warrants.

The Warrants have ceased trading on the New York Stock Exchange. The Ordinary Shares continue to trade on the New York Stock Exchange under the symbol ZGN.

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